UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

TOURMALINE BIO, INC.

(Name of Subject Company)

TOURMALINE BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number of Class of Securities)

Sandeep Kulkarni

Chief Executive Officer

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, NY 10010

(646) 481-9832

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William Sorabella, Esq.

Brandon Fenn, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Tourmaline Bio, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 29, 2025, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 20, 2025 (as further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer statement on Schedule TO filed with the SEC on September 29, 2025 by Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland  (“Parent”), and Torino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 8, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) at a price of $48.00 per Share in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by replacing the paragraphs immediately below the heading entitled “Item 8. Additional Information – Regulatory Approvals,” which starts on page 50, in its entirety with the following paragraphs.

“Pursuant to the Merger Agreement, on October 6, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC were made on behalf of Parent as well as the Company. The waiting period under the HSR Act expired on October 21, 2025 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof), and any agreement between Parent, the Company or Purchaser with any governmental body, if agreed to by the other party in writing, not to consummate the Offer shall have expired or been earlier terminated applicable to the Offer under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOURMALINE BIO, INC.

By:	/s/ Sandeep Kulkarni
Sandeep Kulkarni
Chief Executive Officer

Dated: October 22, 2025